EXHIBIT B
ENTERGY CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF RETAINED EARNINGS For the Quarter Ended March 31, 2005 (In Thousands)

Retained Earnings - Beginning of period	$4,984,302

Add: Earnings applicable to common stock	171,996

Deduct:
Dividends declared on common stock	115,629
Capital stock and other expenses	14
Total	15,643

Retained Earnings - End of period	$5,040,655